

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 5, 2017

Via E-mail
Brian F. Sullivan
Chief Executive Officer
Celcuity LLC
16305 36th Avenue N., Suite 450
Minneapolis, MN 55446

> **Re: Celcuity LLC**
> **Draft Registration Statement on Form S-1**
> **Submitted June 12, 2017**
> **CIK No. 0001603454**

Dear Mr. Sullivan:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Industry and Market Data, page ii

2. Please revise the language in this paragraph to eliminate the implication that you are not responsible for the accuracy of the information you elect to include in your prospectus.

Prospectus Summary, page 1

3. Please revise your disclosure in plain English and explain how your diagnostic tests are proposed to be used and how they differ from other similar cancer diagnostic tests. See Item 503(a) of Regulation S-K and Rule 421(b)(4) of Regulation C.

4. We note your statement that your "proprietary CELx diagnostic platform is currently the only commercially available technology to use a patient's living tumor cells to evaluate the functional status of the cell signaling pathways associated with cancer." Please disclose the basis for this statement and explain why you state that the platform is commercially available, as your business has not generated any revenues.

5. We note your statements on the annual U.S. market opportunity and the potential new annual revenue for your tests. Please disclose the basis, including any sources and assumptions, for these statements and describe any risks relating to your assumptions. Additionally, disclose the sources of the industry information in the prospectus, such as the information in the targeted therapy objective response rates table. Make similar revisions under the Business section.

Use of Proceeds, page 29

6. Please disclose the approximate amount intended to be used for each purpose stated as required by Item 504 of Regulation S-K.

Capitalization, page 31

7. Please include pro forma balance sheet information as of your most recent 2017 balance sheet date and pro forma income statement information for the year ended December 31, 2016 and the 2017 interim period giving effect to the sale of convertible notes, the LLC conversion and the note conversion into common stock. Refer to Rules 8-01 and 11-01(a)(8) of Regulation S-X.

Business, page 46

Clinical Trial (in process): CELx test FDA Approved for Use in Clinical Trials, page 62

8. Please disclose whether you have entered into any written agreements with NSABP and Genentech. If so, please file the agreements as exhibits or advise. We also note your disclosure on page F-22 that in May 2017, the company entered into an agreement with a clinical research organization to conduct a clinical research study. Please describe the material terms of this agreement and file as an exhibit. See Item 601(b)(10) of Regulation S-K.

9. We note your risk factor on page 16 regarding the inability to find suitable replacement reagents and instruments on a timely basis. Please describe your sources and availability of raw materials and the names of principal suppliers. See Item 101(h)(4)(v) of Regulation S-K. If material, please file the supply agreements as exhibits. See Item 601(b)(10) of Regulation S-K.

Employee and Labor Relations, page 72

10. We note your disclosure that you have approximately 16 employees. Please specify the number of full-time employees as required by Item 101(h)(4)(xii) of Regulation S-K.

Executive and Director Compensation, page 79

11. We note the disclosure on your website that you have a Chief Commercial Officer. Please revise your compensation table to include all named executive officers or advise. See Item 402(m)(2) of Regulation S-K.

Recent Sales of Unregistered Securities, page II-2

12. For any transactions made solely in reliance on Section 4(a)(2), please disclose the name the persons or identify the class of persons to whom the securities were sold and disclose the number of investors. See Item 701(b) and (d) of Regulation S-K.

Undertakings, page II-4

13. Please add the undertakings required by Item 512(a)(5)(ii) of Regulation S-K. Item 512(a)(5)(ii) is required for any prospectus filed in reliance on Rule 430C. For guidance, refer to Question 229.01 of our Securities Act Rules Compliance and Disclosure Interpretations.

Exhibits, page II-6

14. Please file the Confidentiality, Assignment of Inventions and Non-Competition Agreements that your company has with Mr. Sullivan and Dr. Laing as exhibits. See Item 601(b)(10)(ii)(A) of Regulation S-K.

15. We note your disclosure of the Member Unit Warrants issued in connection with the 2016 private placement and the convertible promissory notes issued in May 2017. Please file the warrant instrument and the convertible promissory notes as exhibits. See Item 601(b)(10) of Regulation S-K

You may contact Blaise Rhodes at (202) 551-3774 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at (202) 551-7576 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel
and Mining

cc: Eric O. Madson
        Fredrikson & Byron, P.A.